Exhibit 4.1
MASTER SEPARATION AGREEMENT
between
AB ELECTROLUX (publ)
and
HUSQVARNA AB

1.	Introduction	1

2.	Definitions	2

3.	Business Separation	6

4.	Ancillary Agreements	11

5.	No Representations and Warranties; Exclusive Remedy	12

6.	Indemnification	12

7.	Covenants	15

8.	Miscellaneous	18

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MASTER SEPARATION AGREEMENT
This Master Separation Agreement is entered into as of the 9th day of September, 2005, by and between
(i)	AB ELECTROLUX (publ), a company incorporated under the laws of the Kingdom of Sweden (“Electrolux”); and

(ii)	HUSQVARNA AB, a company incorporated under the laws of the Kingdom of Sweden and a direct, wholly-owned subsidiary of Electrolux (“Husqvarna”).
Electrolux and Husqvarna are hereinafter collectively referred to as the “Parties”, and individually as a “Party”.
1.	Introduction

1.1	WHEREAS, Electrolux’s Outdoor Products operation consists of the development, manufacturing, distribution and marketing of: (i) professional and consumer products for primarily outdoor use, including but not limited to chainsaws, grass- and brush cutters, hedge trimmers, tractors, lawn mowers, and riders; and (ii) products for use in the construction industry, including but not limited to power cutters and diamond tools (collectively, the “Outdoor Business”).

1.2	WHEREAS, the board of directors of Electrolux has concluded its intention to spin-off the Outdoor Business to the Electrolux shareholders in a so called Lex Asea transaction, which Demerger (as defined below) is subject to approval by the general meeting of the shareholders of Electrolux during 2006.

1.3	WHEREAS, the Parties desire in order to facilitate the Demerger to consolidate certain entities, assets, liabilities and operations of the Outdoor Business (with such additions and exceptions as may be determined by the Parties pursuant hereto) into a group with Husqvarna as the ultimate parent, with all other entities, assets, liabilities and operations of Electrolux (collectively, the “Indoor Business”) retained by or transferred to Electrolux and those of its Affiliates (as defined below) that will remain as the Indoor Group (as defined below) following the Demerger.

1.4	WHEREAS, it is the intention of the Parties that, as provided by or pursuant to this Agreement (as defined below), the Indoor Group (as defined below) shall have the benefit of and bear the responsibility for the Indoor Business and the Outdoor Group (as defined below) shall have the benefit of and bear the responsibility for the Outdoor Business.

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1.5	WHEREAS, the Parties acknowledge that, (i) each of the Indoor Group and the Outdoor Group may for a transitional period after the Demerger be dependent upon certain transitional services provided by the other Group under separate transitional services agreements; and (ii) there are certain other issues arising out of the Corporate Restructuring Transactions (as defined below) and the Demerger contemplated herein that require separate agreements between the Parties.

1.6	WHEREAS, the Parties acknowledge that this Agreement constitutes an initial step in the process of defining the separation of the Indoor Business and the Outdoor Business and is subject to supplementation prior to the Demerger.

1.7	NOW THEREFORE, the Parties hereto hereby agree on the following terms and conditions for the separation of the Indoor Business and the Outdoor Business.

2.	Definitions

2.1	In this Agreement, the following terms shall have the following meanings:

“Action”	means any action, suit, arbitration, inquiry, proceeding, order or investigation by or before any governmental authority or any arbitral tribunal.

“Affiliate”	means, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

“Agreement”	means this Master Separation Agreement by and between Electrolux and Husqvarna, including each Appendix attached hereto, as it or they may be amended from time to time pursuant to Section 8.6.

“Ancillary Agreements”	means all of the written agreements or other arrangements (other than this Agreement) entered into by the Parties or any other entities that are members of the Indoor Group or the Outdoor Group in connection with the Corporate Restructuring Transactions or any other transaction contemplated hereby, including without limitation the Corporate Restructuring Documents and the agreements referred to in or entered into pursuant to Section 4.1.

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“Corporate Restructuring Documents”	means, collectively, the written agreements, deeds, covenants, assignments, instruments and other documents to be issued or entered into to give effect to the Corporate Restructuring Transactions.

“Corporate Restructuring Transactions”	means, collectively, each of the Transfers set forth in Appendix 2.1 hereto, as such appendix may be amended and revised from time to time as agreed between the Parties prior to the Demerger.

“Demerger”	means the spin-off of Husqvarna shares to the Electrolux shareholders in a so-called Lex Asea transaction after completion of the Corporate Restructuring Transactions.

“Demerger Date”	means the record date for the Demerger.

“Electrolux”	is defined in the preamble of this Agreement.

“Electrolux Group”	means Electrolux and its Affiliates from time to time from the date hereof until, but not following, the Demerger Date.

“Husqvarna”	is defined in the preamble to this Agreement.

“Indoor Assets”	means any businesses, assets and rights of the Electrolux Group, the Indoor Group or the Outdoor Group, as the case may be, that are not Outdoor Assets, including, without limitation, the businesses, assets and rights Related To the Indoor Business.

“Indoor Business”	is defined in Section 1.3.

“Indoor Group”	means Electrolux and the corporations, partnerships, joint ventures, investments and other entities that represent direct or indirect equity investments of Electrolux upon completion of the Corporate Restructuring Transactions and from time to time thereafter, other than the Outdoor Group.

“Indoor Liabilities”	means any and all Liabilities related to, arisen or arising out of, incurred or incurring in, or otherwise concerning the past, present and future business or operation of the Electrolux Group, the Indoor Group or the Outdoor Group, as the case may be, that are not Outdoor Liabilities.

“Intellectual Property”	means any intellectual property rights, including patents, trademarks, designs, service marks, utility models, copyrights and related rights, business names, domain names, trade secrets and know how, whether registered or registerable, and including any registrations or applications

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for registrations of any of the foregoing.

“Liabilities”	means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, or determined, determinable or undeterminable.

“Losses”	means all direct, indirect or consequential losses, claims, deficits, damages, penalties, fines, costs and expenses (including settlement costs and legal, accounting and other costs and expenses for investigating or defending any Actions or threatened Actions).

“Outdoor Assets”	means all operating assets according to the Electrolux accounting manual that are Related To the Outdoor Business, exclusive of financial assets, plus the following insofar as they are Related To the Outdoor Business:

(i) all Intellectual Property and other intangibles;

(ii) all contracts and agreements for the purchase of materials, parts and supplies or for the sale of products and all other contracts and agreements, as well as leases of personal property and collective bargaining agreements; and

(iii) to the extent permitted by applicable law, all books and records, including, without limitation, customer lists.

“Outdoor Business”	is defined in Section 1.1.

“Outdoor Group”	means Husqvarna and the corporations, partnerships, joint ventures, investments and other entities that represent direct or indirect equity investments of Husqvarna upon completion of the Corporate Restructuring Transactions.

“Outdoor Liabilities”	means operating Liabilities, non-interest-bearing provisions and deferred tax Liabilities according to the Electrolux accounting manual that are Related To the Outdoor Business, plus all other Liabilities Related To the past, present or future business or operation of the Outdoor Business.

“Related To”	means predominantly incurred by, arising in, used by or belonging to, where “predominantly” shall mean to an extent of more than 50 percent.

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“Restructuring Closing”	means the completion of any Corporate Restructuring Transaction contemplated herein in accordance with the terms of this Agreement.

“Securities Liabilities”	means any and all Losses and Liabilities relating to any violations or alleged violations of any applicable securities laws or stock exchange regulations or other similar law or regulations.

“Third Party Claim”	is defined in Section 6.2.1.

“Transfer”	means any sale and purchase, distribution, transfer, split, contribution, assignment or other similar transaction. “To Transfer” means, correspondingly, to sell, distribute, transfer, split off, contribute, assign or to undertake any other such transaction.

“Transferee”	means a transferee pursuant to any Corporate Restructuring Transaction. In the event of corporate splits and similar transactions where a legal entity is divided into two or more legal entities, the Transferee with respect to the Outdoor Business shall be the entity or entities receiving the Outdoor Assets and the Outdoor Liabilities and the same shall apply, mutatis mutandis, with respect to the Transferee of the Indoor Business.

“Transferor”	means a transferor pursuant to any Corporate Restructuring Transaction. In the event of corporate splits and similar transactions where a legal entity is divided into two or more legal entities, the Transferor with respect to the Outdoor Business shall be the entity or entities not receiving the Outdoor Assets and Outdoor Liabilities and the same shall apply, mutatis mutandis, with respect to the Transferor of the Indoor Business.

“Transferred Assets”	means any Indoor Assets or Outdoor Assets subject to Transfer from a Transferor to a Transferee to give effect to the Corporate Restructuring Transactions.

“Transferred Entities”	means the corporations, partnerships and other entities, or interests therein, subject to Transfer from a Transferor to a Transferee to give effect to the Corporate Restructuring Transactions.

“Transferred Liabilities”	means any Indoor Liabilities or Outdoor Liabilities subject to Transfer from a Transferor to a Transferee to give effect to the Corporate Restructuring Transactions.

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“Transitional Services Agreements”	means all of the written agreements or other arrangements (other than this Agreement and any leases or sub-leases entered into pursuant to Section 3.9) entered into by the Parties or any other members of the Indoor Group or the Outdoor Group for the purpose of providing transitional services during the Transitional Period in order to facilitate and support a smooth transition for the Indoor Business and the Outdoor Business after the Demerger.

“Transitional Period”	means a period consisting of not more than 12 consecutive months calculated from the Demerger Date, subject to Section 4.1.1.
2.2	References in this Agreement to any gender include references to all genders, and references in this Agreement to the singular include references to the plural and vice versa. References in this Agreement to a Party or other person include their respective permitted successors and assigns.

3.	Business Separation

3.1	Corporate Restructuring Transactions

3.1.1	On and subject to the terms and conditions of this Agreement, the Parties shall, or shall cause the relevant members of the Indoor Group and the Outdoor Group to, take such actions as are necessary to cause, effect and consummate the Corporate Restructuring Transactions on or prior to the Demerger Date.

3.1.2	The Corporate Restructuring Transactions shall entail the Transfer from the respective Transferors to the respective Transferees of their right, title and interest to, and the assumption or acquisition by the respective Transferees of that right, title and interest to the Transferred Assets, the Transferred Entities, and the Transferred Liabilities.

3.1.3	To the extent possible and appropriate, the Corporate Restructuring Transactions shall be effected pursuant to Corporate Restructuring Documents based on the forms attached hereto as Appendix 3.1.3, in each case modified as necessary and appropriate to adhere to the laws and regulations of the jurisdictions concerned and to reflect the nature of the relevant Corporate Restructuring Transaction. The Corporate Restructuring Transactions shall be subject to and reference this Master Separation Agreement and the terms hereof shall apply, mutatis mutandis, as between the parties to those Corporate Restructuring Transactions.

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3.2	Capitalization Prior to Demerger

Anything else in this Agreement to the contrary notwithstanding, financial assets and liabilities shall prior to the Demerger be Transferred and allocated between the respective Transferors and Transferees within the Electrolux Group in accordance with the separate instructions of Electrolux Group Treasury.

3.3	Shared Assets

3.3.1	The Parties agree that for purposes of the Corporate Restructuring Transactions and the Demerger:
(i)	any material tangible asset, which is an Outdoor Asset, but which is also used to a material extent by, or necessary for, the Indoor Business; and

(ii)	any material tangible asset, which is an Indoor Asset, but which is also used to a material extent by, or necessary for, the Outdoor Business;
shall to the extent reasonably possible be appropriately split at the time of the relevant Corporate Restructuring Transaction on commercially reasonable terms between the relevant members of the Indoor Group and the Outdoor Group.

3.3.2	To the extent that any assets referred to in Section 3.3.1 may not be reasonably split, the Parties shall, or shall cause their relevant Affiliates to: (i) enter into an appropriate Transitional Services Agreement or lease or sub-lease of real property with respect to such assets; or (ii) make any necessary and appropriate back-to-back arrangements in accordance with Section 3.5.1.

3.4	Non-Transfer

3.4.1	Nothing in this Agreement or the Ancillary Agreements shall be deemed to require the Transfer of any Transferred Assets or the assumption of any Transferred Liabilities, which by their terms or operation of law cannot be Transferred or assumed. The Parties shall, however, pursuant to Section 7.3, cooperate to seek to obtain any necessary consents or approvals for the Transfer of all Transferred Assets and Transferred Liabilities contemplated to be Transferred pursuant to this Agreement.

3.4.2	Nothing in this Agreement or the Ancillary Agreements shall be deemed to constitute an assignment or an attempt to assign any contract without the consent of the counterparty to such contract if that would constitute a breach

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thereof or adversely affect the rights of any member of the Indoor Group or the Outdoor Group under such contract.

3.5	Back-To-Back Arrangements

3.5.1	In the event that any Transfer of Transferred Assets or Transferred Liabilities under this Agreement or the relevant Ancillary Agreements has not been consummated as set forth in Section 3.4.1, the member of the Indoor Group or the Outdoor Group retaining such Transferred Asset or Transferred Liability shall hold or retain it for the use and benefit or account of the relevant member of the Outdoor Group or the Indoor Group, at the latter’s expense, and take such other action as may be reasonably requested by the relevant member of the other Group in order to place it, insofar as is reasonably possible, in the same position as would have existed had such Transferred Asset or Transferred Liability been Transferred or assumed as contemplated in this Agreement or an Ancillary Agreement.

3.5.2	In the event that any Transfer of a contract under this Agreement or the relevant Ancillary Agreements has not been consummated as set forth in Section 3.4.2, the Parties shall cooperate with each other to effect any arrangement designed reasonably to provide for the relevant members of the Indoor Group or the Outdoor Group the outcome of, and to permit such members of the Indoor Group or the Outdoor Group to assume any Liabilities and perform any obligations under, any such contract to the extent Related To their respective Businesses.

3.5.3	As and when any such Transferred Asset or Transferred Liability becomes transferable or assumable, such Transfer shall be effected.

3.6	Employees and Employee Benefits

3.6.1	Any employee of the Electrolux Group who works more than 50 % for the Outdoor Business (an “Outdoor Employee”) shall for purposes of this Agreement and the Corporate Restructuring Documents be considered to belong to the Outdoor Group, and any employee of the Electrolux Group who works more than 50 % for the Indoor Business (an “Indoor Employee”) shall correspondingly be considered to belong to the Indoor Group. To the extent that it is unclear whether an employee is an Outdoor Employee or an Indoor Employee, the Parties shall make a reasonable determination on a case-by-case basis.

3.6.2	The Parties shall, or shall cause their respective Affiliates to, take the reasonably necessary and appropriate measures under the laws and regulations of their relevant jurisdictions to cause the allocation of employees described in

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Section 3.6.1 in connection with the appropriate Corporate Restructuring Transactions.

3.6.3	Electrolux shall be responsible for the Indoor Employees and shall indemnify Husqvarna for any Liabilities Relating To an Indoor Employee. Husqvarna shall be responsible for the Outdoor Employees and shall indemnify Electrolux for any Liabilities Relating To an Outdoor Employee. Each Party undertakes to procure the relevant transfer of all Employees to its Group who are formally employed by the other Party.

3.6.4	Prior to the Demerger, the Parties shall procure, subject to any legal requirements or collective bargaining agreements, that retirement and other post-employment benefits obligations arising in respect of service up to the relevant Restructuring Closings, shall be separated and allocated between the Indoor Group and the Outdoor Group, and shall determine how any assets in separate funds, foundations or insurance contracts relating to these shall be treated.

3.6.5	The Parties shall reasonably agree, prior to the Demerger Date, on an appropriate allocation of personnel working at the central headquarters level or any shared function and of obligations with respect to their respective benefits.

3.7	Intellectual Property

3.7.1	The Parties will on or prior to the Demerger Date enter into one or more agreements governing the allocation of the Electrolux Group’s rights to Intellectual Property pertaining to the Outdoor Business.

3.7.2	These intellectual property agreements will include, inter alia, provisions on assignment and licensing between the Indoor Group and the Outdoor Group, handling of Intellectual Property litigations, opposition proceedings and Intellectual Property agreements with third parties.

3.7.3	Under these intellectual property agreements, the Outdoor Group will acquire the Electrolux Group’s existing rights to certain trademarks including, but not limited to, HUSQVARNA, FLYMO, WEED EATER, POULAN, PARTNER, JONSERED, DIAMANT BOART and DIMAS, as well as the Electrolux Group’s patents, utility models, designs, know-how, copyrights and domain names that pertain to the Outdoor Business. The Indoor Group will be granted a perpetual, world-wide, royalty free and exclusive license to use the trademark HUSQVARNA for the relevant field of use by Indoor Group.

3.7.4	As set out in the intellectual property agreements, the Outdoor Group will discontinue any and all use of the trademarks ELECTROLUX, LUX or any

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other trademarks belonging to Electrolux in connection with the Demerger including, but not limited to, trademarks, domain names, and in connection with double-branding.
3.8	Insurance

3.8.1	All of Electrolux insurance policies covering the Outdoor Group are as of the date hereof in full force and effect and will be in full force and effect on the existing terms and conditions until an appropriate insurance program for the Outdoor Group has been established prior to the Demerger Date.

3.8.2	Prior to the Demerger Date, Husqvarna shall establish a program of risk financing (utilizing commercial insurance, self-insurance and captive arrangements as necessary and appropriate) to provide coverage substantially similar to that currently existing with respect to the Electrolux Group.

3.8.3	The Parties agree that the existing portfolio of risks related to the Outdoor Business held in captive insurance companies of the Indoor Group shall on or prior to the Demerger Date be directly (or indirectly through reinsurance arrangements or similar) transferred on an arm’s length basis to the Outdoor Group or otherwise removed from the Indoor Group captive insurance companies.

3.9	Lease and Sub-Leases of Real Property

In connection with the Corporate Restructuring Transactions, the relevant members of the Indoor Group and the Outdoor Group shall enter into mutually agreeable lease agreements, sub-leases and lease assignments on an arm’s lengths basis allocating the use of owned and/or leased real property for the period commencing when the relevant Corporate Restructuring Transaction has been carried out. The Parties may also, prior to the Demerger Date, cause members of the Indoor Group and the Outdoor Group to enter into leases, sub-leases and lease assignments even in those jurisdictions where no Corporate Restructuring Transactions are carried out. Sub-leases shall to the greatest extent possible pass through the relevant rights and obligations of the tenant under the primary lease, and the landlord under the sub-lease shall have no duties to the tenant under the sub-lease that go beyond the landlord’s rights as tenant under the primary lease.

3.10	Restructuring Closing

3.10.1	The Restructuring Closings of the respective Corporate Restructuring Transactions shall take place prior to the Demerger Date as instructed by Electrolux.

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3.10.2	At each Restructuring Closing, the Parties shall cause the following events to take place, as applicable:
(i)	The respective Transferors and Transferees shall execute and consummate the relevant Corporate Restructuring Documents;

(ii)	The respective Transferors and Transferees shall exchange any documents in form and substance as may be reasonably requested for the proper implementation of the contemplated transactions.
3.10.3	The right, title, benefits, opportunities and interest in, along with the risk for, any Transferred Entities and Transferred Assets, and the responsibility for any Transferred Liabilities, shall pass from the respective Transferors to the respective Transferees as of the Restructuring Closing of the respective Corporate Restructuring Transactions (or any earlier effective date if so specified in the relevant Corporate Restructuring Document).

3.10.4	Following the completion of the Corporate Restructuring Transactions pursuant to this Agreement, it is anticipated that the Outdoor Group shall have the structure set forth in Appendix 3.10.4.

4.	Ancillary Agreements

4.1	Prior to the Demerger, Electrolux and Husqvarna shall enter into, or shall cause the relevant members of the Indoor Group and the Outdoor Group, respectively, to enter into:

4.1.1	The Transitional Services Agreements. The terms and conditions of any Transitional Services Agreements shall not be materially different from those which could be obtained from third parties that are not Affiliates of the Parties through negotiations on an arm’s length basis. Any Transitional Period may be extended beyond the 12-month period for non-management services that are provided to and by entities doing business outside of the United States of America subject to prior written agreement between the Parties;

4.1.2	A tax sharing and indemnity agreement, pursuant to which they shall (i) allocate liability for certain taxes; (ii) each undertake to hold the other Party harmless and to indemnify such other Party from any adverse tax effects after the Demerger Date caused by the acts or omissions of the indemnifying party; and (iii) cooperate with each other in resolving issues relating to taxable years ending before or including the date or dates of the Restructuring Closings; notwithstanding anything herein to the contrary, the tax sharing and indemnity agreement will exclusively govern the relationship between the parties thereto with respect to tax matters;

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4.1.3	The intellectual property agreements pursuant to Section 3.7;

4.1.4	Any agreements regarding employee benefits or employees pursuant to Sections 3.6.4 and 3.6.5;

4.1.5	Any agreements regarding insurance arrangements pursuant to Section 3.8; and

4.1.6	Any lease, sub-lease or lease assignment agreements pursuant to Section 3.9.

5.	No Representations and Warranties; Exclusive Remedy

5.1	Any and all Transfers pursuant to this Agreement and any Ancillary Agreements are undertaken on an “as is, where is” basis and neither Party nor any of their Affiliates gives any representation or warranty, expressed or implied (whether under the Swedish Sale of Goods Act, as amended from time to time, or the local law equivalents thereof in other jurisdictions, or otherwise), in this Agreement, any Ancillary Agreement or any other agreement to be entered into pursuant hereto or thereto, or otherwise, including without limitation (i) as to the value or freedom from encumbrances of, or any other matter (including without limitation, merchantability or fitness) concerning any entities, shares, properties or other assets or rights, or any Liabilities of any kind; or (ii) as to the legal sufficiency to convey title to any of the foregoing of this Agreement, any Ancillary Agreement or any other agreement to be entered into pursuant hereto or thereto.

5.2	The provisions of this Agreement and the Ancillary Agreements are in substitution for and exclude all other representations, warranties or covenants in contract or at law (whether under the Swedish Sale of Goods Act, as amended from time to time, or otherwise) or any other undertakings with respect to the subject matter hereof or thereof. Neither Party nor any other member of the Indoor Group or the Outdoor Group shall be liable in negligence, tort, in contract, statute or otherwise at law, in relation to the other Party or Group at any time for any damages, Losses or Liabilities except as expressly set forth in this Agreement or the Ancillary Agreements. Both Parties expressly waives all rights to cancel, terminate or rescind this Agreement after Demerger Date.

6.	Indemnification

6.1	Liability and Indemnification

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6.1.1	As from the Demerger Date, Husqvarna, on behalf of the Outdoor Group, shall as between the Parties be fully liable for any and all Liabilities, if and to the extent related to, arisen or arising out of, incurred or incurring in or otherwise concerning the past, present and future business or operation of the Outdoor Business, and shall indemnify and hold harmless the Indoor Group from any and all Losses to the extent arising out of, by reason of or otherwise in connection with (i) such Liabilities; (ii) any Liabilities of Husqvarna or other members of the Outdoor Group under this Agreement and the Ancillary Agreements; (iii) any Securities Liabilities arising out of events occurring after the Demerger Date and relating to the Outdoor Group; and (iv) any Liabilities related to or arising out of the operations of Husqvarna and its affiliates on or prior to Husqvarna’s acquisition by Electrolux.

6.1.2	As from the Demerger Date, Electrolux, on behalf of the Indoor Group, shall as between the Parties be fully liable for any and all Liabilities, if and to the extent related to, arisen or arising out of, incurred or incurring in or otherwise concerning the past, present and future business or operation of the Indoor Business, and shall indemnify and hold harmless the Outdoor Group from any and all Losses to the extent arising out of, by reason of or otherwise in connection with (i) such Liabilities; (ii) any Liabilities of Electrolux or other members of the Indoor Group under this Agreement and the Ancillary Agreements; (iii) any Securities Liabilities arising out of events occurring before the Demerger Date and relating to the Electrolux Group.

6.2	Procedures for Third Party Claims

6.2.1	If a Party becomes aware of any assessment, claim, Action or demand against it or any member of its Group by any person who is not a member of the Indoor Group or the Outdoor Group (hereinafter a “Third Party Claim”), as to which such Party is entitled to indemnification from the other Party under Section 6.1 of this Agreement:
(i)	the indemnified Party shall procure that written notice thereof is given to the indemnifying Party as soon as reasonably practicable after it is evident to the indemnified Party that the Third Party Claim may result in a claim for compensation for Losses, provided, however, that any failure to give such notice shall not affect the indemnified Party’s rights hereunder unless such failure has been materially prejudicial to the indemnifying Party, and then only to the extent of such prejudice; and provided, further, that for the purposes of this Section 6.2, the Parties shall be deemed to have notice of those Third Party Claims which are existing as of the date hereof or the Demerger Date.

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(ii)	the indemnified Party shall:

(a)	take such action and give such information and access to personnel, premises, chattels, documents and records to the indemnifying Party and the indemnifying Party’s advisers as the indemnifying Party may reasonably request, as well as cause the members of its Group to take such action and give such information and assistance with respect thereto as the indemnifying Party may reasonably require, all at the expense of the indemnifying Party;

(b)	not make any admission of liability, agreement or compromise with any person, body or authority in relation to any such Third Party Claim without prior consultation with and the prior written agreement of the indemnifying party (such agreement not to be unreasonably withheld or delayed); and

(c)	at the request in writing of the indemnifying Party, allow the indemnifying Party to assume, at its own expense, the sole conduct of such actions as the indemnifying Party may deem appropriate in connection with any Third Party Claim in the name of the indemnified Party, provided, however, that the indemnified Party shall have the right to be informed of all developments and, at its own expense, be present at all proceedings, and provided, further, that the indemnifying Party shall settle or compromise a Third Party Claim only if the indemnifying Party fully indemnifies the indemnified Party for all Losses related to such Third Party Claim.
6.2.2	To the extent the indemnifying Party does not elect to assume conduct of proceedings pursuant to Section 6.2.1(ii)(c), the indemnified Party may, subject to its duty to mitigate its Loss, take such action as it sees fit with regard to such Third Party Claim, provided that the indemnified Party shall ensure that the indemnifying Party is kept fully informed of any actual or proposed developments (including any meetings) and shall on request be provided with copies of all relevant correspondence and documentation.

6.2.3	Without prejudice to the generality of the foregoing, this Section 6.2 shall apply, mutatis mutandis, to the currently pending Actions relating to the Parties, as set forth in Appendix 6.2.3, and which the Parties agree shall be the responsibility of the Party indicated thereon.

6.2.4	Anything in this Agreement to the contrary notwithstanding, in the event that one Party has a material unindemnified interest in the outcome of a Third Party Claim, the Parties shall co-operate in all matters regarding the defence,

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settlement or disposition of such claim and no Party shall (i) make any admission of liability, agreement or compromise with any person, body or authority in relation to any such Third Party Claim; nor (ii) have the right to assume the sole conduct of any actions; without prior consultation with and the prior written agreement of the other Party (such agreement not to be unreasonably withheld or delayed).

6.3	Procedures for Other Claims

Any claim on account of an indemnifiable Loss that does not result from a Third Party Claim shall be asserted by written notice given by the indemnified Party to the indemnifying Party. If the indemnifying Party does not respond or rejects the claim in whole or in part within fifteen (15) business days after the receipt of such notice, the indemnified Party shall be free to pursue such remedies as are available under this Agreement.

6.4	Limitations

6.4.1	The indemnification pursuant to Section 6.1 shall be appropriately adjusted taking into consideration the tax effect in order to provide the indemnified Party with full compensation for any Loss, neither more nor less, on an after-tax basis.

6.4.2	A Party shall only be indemnified under Section 6.1 if each individual indemnifiable claim (or any series of related claims with respect to the same or substantially the same facts or circumstances) for Losses exceeds €200,000, and then only by the amount by which such indemnifiable claim exceeds €200,000.

7.	Covenants

7.1	Further Assurances

Subject to any such actions that individually or in the aggregate, adversely affect the Indoor Group (other than to a de minimis extent), each Party hereto shall, at the reasonable request of the other Party, use all reasonable efforts to execute and deliver such documents and take such other actions as are reasonably necessary to effectuate the transactions provided for herein.

7.2	Obligation to Perform

Each Party undertakes to perform under this Agreement and/or under any Ancillary Agreement notwithstanding that any dispute or controversy may have arisen between the Parties.

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7.3	Third Party Consents and Governmental Approvals

7.3.1	The Parties shall use their reasonable efforts to obtain, as soon as practicable, any third party consents or approvals that are required to consummate the transactions contemplated in this Agreement, including informing each counterparty to the material contracts that are Transferred Assets that such contract will be assigned to the relevant Transferee as of the respective Restructuring Closing and requesting the consent of such counterparty to such assignment, provided, however, that in no event shall either Party be obligated to pay any money to any third party in order to obtain such consents or approvals and provided, further, that in no event shall Electrolux have any obligations under this Section 7.3.1 after the first anniversary of the Demerger Date.

7.3.2	To the extent that the consummation of the obligations hereunder requires any governmental approvals, the Parties will use their commercially reasonable efforts to obtain any such governmental approvals.

7.4	Removal of Certain Guarantees

Each Party shall, on or prior to the Demerger Date, procure the release of the other Party and other member of its Group from any guarantee, indemnity or other obligation which relates to Liabilities of the first Party.

7.5	Intercompany Agreements

Effective as of the Demerger Date, each of the Parties shall terminate each and every agreement between it or any member of its Group and any member of the other Group other than this Agreement, any of the Ancillary Agreements, and any agreement executed pursuant thereto, and any ordinary-course trade agreements, without further Liability of either party thereto, provided, however, that such termination shall not have any effect whatsoever on any of their rights and/or obligations that accrued or were incurred prior to the Demerger Date. It is acknowledged that all inter-company financial accounts shall be settled on or prior to the Demerger Date.

7.6	Communication and Inquiries

Electrolux shall promptly direct to Husqvarna all oral or written orders, offers or inquiries, Related To the Outdoor Business, received by the Indoor Group after the Demerger, and Husqvarna shall promptly direct to Electrolux all oral or written orders, offers or inquiries, Related To the Indoor Business received by the Outdoor Group after the Demerger.

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7.7	Non Solicitation

For a two (2) year period from the Demerger Date, each Party will not, without the prior consent of the other Party, solicit any of the key personnel of the other Party to work for the first Party or any of its Affiliates except where such employees have been dismissed by the other Party or with the consent of the other Party which shall not be unreasonably withheld. A Party’s usual reasonable advertising for employees shall not be deemed to conflict with this provision.

7.8	Access to Information

7.8.1	Each of the Parties agrees to grant, or cause to be granted, access to the other Party or its Affiliates during normal working hours to all documents and other information in its possession or under its control that such other Party reasonably requests (i) to conduct its ongoing business; or (ii) to comply with legal requirements imposed on the requesting Party or its Affiliates (including under applicable securities laws or stock exchange regulations), to the extent such documents and information are reasonably necessary for such purposes.

7.8.2	Notwithstanding the above, in the event that any Party in its sole discretion determines that the providing of documents or information in accordance with Section 7.8.1 could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit the requesting Party to comply with its obligations in a manner that avoids any such harm or consequence.

7.9	Confidentiality

7.9.1	The Parties undertake not to disclose, and to procure that none of their Affiliates disclose, following the Demerger Date, whether in oral or written or any other form, any information of a confidential nature relating to the Outdoor Business (in the case of the Indoor Group) or the Indoor Business (in the case of the Outdoor Group), to any third party, unless required to do so pursuant to law or applicable stock exchange regulations.

7.9.2	The Parties shall inform their officers, directors, employees, advisors, agents and other representatives and those of their Affiliates of this undertaking and shall procure that such representatives comply with such undertakings.

7.10	Public Announcements

Each Party hereto shall, following the Demerger Date, consult with the other before issuing any press release or otherwise issuing any other similar written

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public statement with respect to this Agreement or the Demerger and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which consent shall not be unreasonably withheld. A Party may, however, without the prior consent of the other Party, issue such press release or other similar written public statement as may be required by law or applicable stock exchange regulations, provided, however, that it shall still consult with the other Party in accordance with the above.

8.	Miscellaneous

8.1	Waiver

The failure of any Party to insist upon strict adherence to any term of this Agreement or any Ancillary Agreement on any occasion shall not be considered a waiver of any right hereunder or thereunder, nor shall it deprive that Party of the right thereafter to insist upon the strict adherence to that term or any other terms of this Agreement or the Ancillary Agreements.

8.2	Assignment

Neither Party hereunder may assign or otherwise transfer its rights or obligations under this Agreement, unless prior written approval has been given by the other Party.

8.3	No Third Party Rights

Nothing in this Agreement shall be deemed to give any rights to any party who is not a Party to this Agreement.

8.4	No Set Off

Payments under this Agreement or the Ancillary Agreements shall, unless otherwise agreed in writing, not be set off, deducted or withheld against any other claims that the respective Parties, or their respective Affiliates, may have, or purport to have against each other.

8.5	Costs

8.5.1	Notwithstanding Section 6.4.2, professional fees and out-of pocket expenses, including but not limited to legal, accounting and other professional advisory fees and expenses, incurred on or prior to the Demerger Date in connection with the negotiations, preparation and execution of this Agreement and the transactions contemplated hereby, shall be borne by Electrolux.

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8.5.2	Notwithstanding Section 6.4.2, all stamp, transfer, documentary, sales and use, value added, registration and other such transfer taxes and fees and all notarial, registration and filing fees incurred in connection with the transactions contemplated herein shall be borne by the Party that incurs such taxes and fees.

8.6	Amendments and Termination

8.6.1	The Parties hereby agree that, prior to the Demerger, any one or more of the Corporate Restructuring Transactions may, at the option of Electrolux, be modified, supplemented or eliminated, provided such modification, supplement or elimination is in the opinion of Electrolux necessary or desirable to divide appropriately the existing businesses of Electrolux and to make such other allocations of assets and Liabilites as Electrolux may deem appropriate.

8.6.2	No modifications, amendments, alterations or termination of this Agreement may be made except in writing (containing a specific reference to this Agreement) and signed by a duly authorized officer or representative of each of the Parties to this Agreement.

8.7	Notices

Any notice, request or other communication with respect to this Agreement shall be in writing and shall be deemed to have been duly given (i) at the time of obtaining the return or delivery receipt, if delivered personally or sent by reputable international overnight courier or facsimile; or (ii) five (5) Business Days after sent by registered or certified mail, return or delivery receipt requested, postage prepaid; in each case to the Parties at the respective addresses set forth below:

Electrolux:	AB Electrolux (publ)
Sankt Göransgatan 143
S-105 45 Stockholm, Sweden
Attn: Group Legal Corporate
Fax: +46 8 738 6335

Husqvarna:	Husqvarna AB
Sankt Göransgatan 143
S-105 45 Stockholm, Sweden
Attn: Legal Department

or to such other addresses that Electrolux or Husqvarna, as the case may be, shall specify in writing to the other Party in accordance with the provisions of this Section 8.7. All communication between Electrolux and Husqvarna shall be in English, unless otherwise agreed.

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8.8	Severability

If any provision of this Agreement is deemed invalid or unenforceable in accordance with its terms, such invalidity or unenforceability shall in no event affect the applicability of other provisions hereunder, which other provisions shall remain in full force and effect, provided however that the Parties shall agree on any amendments to this Agreement as are reasonably necessary to validly achieve, to the greatest extent possible, the same commercial effect as had such provision been deemed valid and enforceable.

8.9	Priority

8.9.1	In the event of a conflict between the terms and conditions of this Agreement and any Corporate Restructuring Document, this Agreement shall take precedence as between the Parties and the Parties shall cause such Corporate Restructuring Document to be amended as appropriate.

8.9.2	The Parties expressly acknowledge that there will be no amendments or adjustments under the Corporate Restructuring Transactions with respect to any allocations of assets or liabilities of any kind after the Demerger Date.

8.9.3	In the event of a conflict between the terms and conditions of this Agreement and any Ancillary Agreement that is not a Corporate Restructuring Document, the Ancillary Agreement shall take precedence as between the Parties and the Parties shall cause this Agreement to be amended as appropriate.

8.10	Survival of terms

Termination of this Agreement shall not bring an end to any provision of this Agreement which, in order to give effect to its meaning, needs to survive such termination. Rights and obligations under this Agreement, which by their nature would continue beyond the termination of this Agreement, and such provisions, shall remain in full force and effect thereafter, including without limitation this Section 8.10 (Survival of terms), Section 8.11 (Governing Law) and 8.12 (Arbitration).

8.11	Governing Laws

This Agreement shall be construed in accordance with and governed by the laws of Sweden, except for its conflicts of law principles.

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8.12	Arbitration

Any dispute controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce by three (3) arbitrators appointed in accordance with such Rules. The place of arbitration shall be Stockholm, Sweden and the proceedings shall be conducted in the English language.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf as of the date above first written.

AB ELECTROLUX (PUBL)	HUSQVARNA AB

/s/ Hans Stråberg	/s/ Bengt Andersson

By: Hans Stråberg	By: Bengt Andersson
Title: Chief Executive Officer	Title: Chief Executive Officer